Exhibit 99.1

ANNOUNCEMENT TO THE MARKET Itaú Unibanco included again in the Dow Jones Sustainability World Index 2020/2021 (DJSI World) Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that it has been selected for the 21st consecutive time to be part of the Dow Jones Sustainability World Index (DJSI World) in its 2020/2021 edition. Itaú Unibanco is the only Latin American bank to be part of this index since its creation in 1999. DJSI World comprises companies that are global leaders in sustainability, representing 13% of the 2,500 largest companies of the S&P Global BMI index with the best rating in long-term economic, environmental and social factors. The new portfolio includes 323 companies from 30 countries from the Americas, Europe, Asia, Africa and Oceania, representing 24 economic segments. Of these companies, only seven are Brazilian. Itaú Unibanco, in this edition, obtained the best rating in the Social and Environmental Reporting, Climate Change, Financial Stability and Systemic Risk, Anti-crime Policy & Measures and Financial Inclusion categories. Additionally, Itaú Unibanco has been selected to be part of the portfolio of the Dow Jones Sustainability Emerging Markets Index. Inclusion in DJSI World reflects the long-term commitments of Itaú Unibanco to the ethical conduct of business, transparency and focus on sustainable performance. These commitments became even more prominent in 2020, with the launch of two important initiatives: “Todos pela Saúde” (All for Health) and the Amazon Plan. São Paulo, November 16, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations ITAÚ UNIBANCO HOLDING S.A.